Exhibit 99.6

MSLL CPA LLP
2110 - 1177 West Hastings Street	Tel: 604 688 5671
Vancouver, B.C. Canada
V6E 2K3	Fax: 604 688 8479

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Interest of Experts” in the Prospectus Supplement, dated March 20, 2025, that is incorporated by reference into the registration statement on Form-10 (the “Form F-10”) of SolarBank Corporation (the “Corporation”) and to the incorporation by reference of the Independent Auditors’ Report prepared by us, dated May 23, 2024, with respect to the amended and restated consolidated financial statements of the Corporation for the years ended June 30, 2023 and 2022.

/s/ MSLL CPA LLP

Vancouver, British Columbia

March 20, 2025